UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.: 2

Name of Issuer:  Offshore Logistics, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  67625510


Check the following line if a fee is being paid with
this statement    .  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  67625510

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Strong Capital Management, Inc. (formerly
     Strong/Corneliuson Capital Management, Inc.)
     39-1213042

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)  X  Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
               1,660,300

     6.   SHARED VOTING POWER
               0

     7.   SOLE DISPOSITIVE POWER
               1,777,200

     8.   SHARED DISPOSITIVE POWER
               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
               1,777,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (8)
EXCLUDES  CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
               9.8%

12.  TYPE OF REPORTING PERSON
               IA

CUSIP No.:  67625510

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Strong
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)  X  Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
               1,660,300

     6.   SHARED VOTING POWER
               0

     7.   SOLE DISPOSITIVE POWER
               1,777,200

     8.   SHARED DISPOSITIVE POWER
               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
               1,777,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (8)
EXCLUDES  CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
               9.8%

12.  TYPE OF REPORTING PERSON*
               IN


Item 1 (a).    Name of Issuer: Offshore Logistics, Inc.

Item 1 (b).    Address of Issuer's Principal Executive
Offices:

       224 Rue De Jean, P. O. Box 5-C, Lafayette,
Louisiana
       70505

Item 2 (a).    Name of Persons Filing:

          (1)  Strong Capital Management, Inc.
          (formerly Strong/Corneliuson Capital
          Management, Inc.)

          (2)  Richard S. Strong

               Attached as Exhibit 1 is a copy of an
               agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

               The agreement between the persons filing has already been filed.

Item 2 (b).    Address of Principal Business Office of
          each of the persons specified in 2(a) above:

          100 Heritage Reserve, Menomonee Falls,
          Wisconsin  53051

Item 2 (c).    Citizenship or Place of Organization:

          Strong Capital Management, Inc. (formerly
          Strong/Corneliuson Capital Management, Inc.)-
          -Wisconsin corporation

          Richard S. Strong--U.S.A.

Item 2 (d).    Title of Class of Securities:

          Common Stock

Item 2 (e).    CUSIP Number:  17253C10


Item 3.   The persons filing this Schedule 13G are:

          Strong Capital Management, Inc. (formerly
          Strong/Corneliuson Capital Management, Inc.)-
          -Investment Advisor registered under Section
          203 of the Investment Advisers Act of 1940.

          Richard S. Strong---Chairman of the Board and the principal shareholder of Strong Capital.
          (Mr. Strong is joining in this filing on Schedule 13G pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G.)

Item 4.   Ownership:

          Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

          Strong Capital Management, Inc. (formerly
          Strong/Corneliuson Capital Management, Inc.), has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Strong
          Capital may be revoked in whole or in part at any time.

          Mr. Strong is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Strong
          Capital Management, Inc., as a result of his position with and stock ownership in Strong
          Capital Management, Inc.  See Item 8.

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

               This statement is being filed to report
          the fact that, as of the date of this report, the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent On Behalf of Another Person

          (1)Neither Strong Capital Management, Inc.
             (formerly Strong/Corneliuson Capital
             Management, Inc.), nor Mr. Strong serves as custodian of the assets of any of Strong Capital Management, Inc.'s clients; accordingly, in each instance only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

             The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which
             Strong Capital Management, Inc., serves
             as investment advisor.  Any and all
             discretionary authority which has been
             delegated to Strong Capital Management,
             Inc., may be revoked in whole or in part at any time.

             Not more than 5% of the class of such
             securities is owned by any one of such
             clients subject to the investment advice of Strong Capital or its affiliates.

          (2)With respect to securities owned by any one of the Strong Funds, only Firstar
             Trust Company, as custodian for each of
             such  Funds, has the right to receive
             dividends paid with respect to, and
             proceeds from the sale of, such
             securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company

          Not Applicable.


Item 8. Identification and Classification of Members of the Group

          Strong Capital Management, Inc. (formerly
          Strong/Corneliuson Capital Management, Inc.), a Wisconsin corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Strong is Chairman of the Board of Strong Capital
          Management, Inc., and beneficially owns
          substantially all of Strong Capital
          Management, Inc.'s outstanding voting
          securities.  Mr. Strong is joining in this
          Schedule 13G because, as a result of his position with and ownership of securities of Strong Capital Management, Inc., Mr. Strong could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Strong Capital
          Management, Inc. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Strong of his control or power to influence the control of Strong
          Capital Management, Inc.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          By signing below, the undersigned (i) hereby certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Strong Capital Management, Inc. {formerly
          Strong/Corneliuson Capital Management, Inc.}, for its own account or by Mr. Strong for his individual account and not as a result of his position with and ownership of securities of Strong Capital Management, Inc.).



SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: February 13, 1995




                              Thomas P. Lemke
                              Senior Vice President,
                              Secretary and General
                              Counsel
                              STRONG CAPITAL
                              MANAGEMENT, INC.





                              Richard S. Strong
                              Chairman of the Board
                              STRONG CAPITAL
                              MANAGEMENT, INC.